UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

(Translation of registrant’s name into English)

1 Yingbin Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

JinkoSolar’s Subsidiary Jiangxi Jinko Completed Registration with Local Authority for Transferring Its 100% Equity Interest in Xinjiang Jinko

Reference is made to the Current Report on Form 6-K being furnished by JinkoSolar Holding Co., Ltd. (the “Company”) with the U.S. Securities and Exchange Commission on May 24, 2023 in connection with the signing of an equity transfer agreement by Jinko Solar Co., Ltd. (“Jiangxi Jinko”), the Company’s majority-owned principal operating subsidiary, for the disposal of its 100% equity interest in Xinjiang Shibang Solar Energy Technology Co., Ltd. (formerly known as Xinjiang Jinko Solar Co., Ltd. (“Xinjiang Jinko”)).

On February 26, 2024, Jiangxi Jinko has completed the registration with the local authority for transferring its 100% equity interest in Xinjiang Jinko. After the completion of the registration, Jiangxi Jinko is no longer the shareholder of Xinjiang Jinko.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.

By:	/s/ Mengmeng (Pan) Li
Name:	Mengmeng (Pan) Li
Title:	Chief Financial Officer

Date: February 26, 2024